

Mail Stop 4628   July 7, 2017

Robert N. Fitzgerald
Senior Vice President & Chief Financial Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 1500
Tulsa, OK 74136-4231

Re: SemGroup Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 1-34763

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Customer Concentration, page 54

1. You indicate that Shell Trading (US) Company accounted for 24% of your revenues in fiscal year 2016 and that you state that if you were unable to renew your contract with major customers, such a loss could have an adverse effect on your operations. File this contract as an exhibit pursuant to Item 601(b)(10)(ii)(b) or advise us why you believe that this is not required. In this regard, we note disclosure on page 5 that your "[i]nitial contract terms can range from monthly and interruptible to the life of the reserves and, upon expiration, continue to renew on a month-to-month or year-to-year evergreen basis."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anuja Majmudar, Attorney Adviser, at (202)551-3644 or me at (202)551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director